September 13, 2017
VIA EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Third Point Reinsurance Ltd.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-36052

Dear Mr. Rosenberg:
This letter sets forth the responses of Third Point Reinsurance Ltd. (the “Company”) to the comments contained in your letter, dated August 11, 2017, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016, SEC File Number 001-36052, filed by the Company on February 24, 2017 (the “Form 10-K”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold/italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.
Consolidated Statements of Income (Loss), page F-4
1.     We acknowledge your response to our prior comment 3. Given the significance of the management and performance fees to your consolidated net investment income and net income, we continue to believe the amount should be stated on the face of your financial statements in accordance with Rule 4-08(k) of Regulation S-X. As part of your application of Rule 4-08(k), consider whether providing the quantification of related party transactions parenthetically would mitigate your concerns of adding line items. Please revise accordingly in future periodic reports.
We note your comment and will include the presentation of management and performance fees to a related party as a separate line item on the face of the financial statements in future filings in accordance with Rule 4-08(k).
Notes to the Consolidated Financial Statements
4. Investments, page F-16
2.    Refer to your response to our prior comment 2. It appears that your investments in noninvestment grade securities represent a significant portion of your investment portfolio. Please revise your disclosures in future periodic reports to include summarized presentation of your investments in noninvestment grade securities similar to the summary in your response.
We note your comment and will include the additional disclosure in future filings.
8. Loss and loss adjustment expense reserves
Incurred and paid development tables by accident year, page F-35
3.    In your response to prior comment 4, you indicate that the contracts written within the same line of business may have very different characteristics (and therefore cash flows) based on the contractual features in place.
•To the extent that you believe the variances in these contractual features may be more informative to the amount, timing, and uncertainty of cash flows than the line of business, please tell us how you considered providing additional disclosure in your document summarizing the policies by type of contractual feature.
•Further, tell us how you considered whether disaggregating your loss tables based on such contractual loss features would be more informative to the reader. As part of your response, explain why the volatility in incurred losses and cash flow patterns based on these contractual features is not indicative of “significantly different characteristics” as outlined in ASC 944-40-50-4H prompting a separate loss development table for these coverages.
In response to your comment, we have considered whether we should disaggregate loss information based on the existence of and/or type of contractual feature. We do not believe that disclosing loss information for contracts by type of contractual feature would meet the criteria for disaggregation as outlined in 944-40-50-4H. These contractual features, such as sliding scale commissions, loss corridors and profit commissions, are used to reduce potential volatility related to the amount, timing and uncertainty of cashflows. The presence of these contractual features is not specific to certain coverage or product lines, but are typical for the reinsurance contracts that we write. In addition, the contractual features used can have varying degrees of impact depending on the contract terms such that identifying contracts by type of contractual feature would not be a meaningful way to disaggregate our reinsurance contracts. As a result of these factors and other considerations described in our response to comment 4 below, we do not believe that disclosing loss information by type of contractual feature would be a meaningful way for users to understand the amount, timing, and uncertainty of cash flows arising from our loss reserves.
4.    Refer to your response to our prior comment 4. We acknowledge your analysis of ASC 944-40-55-9B as provided in your response but note that the criteria listed in that paragraph is not meant to be all-inclusive or to the exclusion of other relevant information, and that the objective of the disclosure requirements as set forth in paragraph BC 2 of ASU 2015-09 is to provide financial statement users with information to facilitate analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts and the development of loss reserve estimates. It appears from your analysis of net premiums, losses incurred, and ending reserve liabilities for the product lines identified on page five and pages seven to nine that these lines do not necessarily have similar patterns of expenses incurred to premiums earned. Please provide us the incurred and paid loss and LAE information for each of these lines similar to what would be required under ASC 944-40-50-4B and 50-4D. To the extent you believe contractual terms or some other means to be a more informative and meaningful method of disaggregation, provide us with the resulting incurred and paid loss and LAE information.
In response to your comment, we continue to believe that it would not meet the objectives of the standard in disaggregating our portfolio beyond the suggested disaggregation of our retroactive contracts as explained in our response to comment 5.
You noted from the information provided in our previous response that the product lines do not appear to have similar patterns of expenses incurred to net premiums earned. The reinsurance contracts we write have a wide range of initial loss ratio estimates. As a result, our net loss and loss expense ratio can vary by product line by individual contract. Similarly, the reinsurance contracts we write have a wide range of acquisition cost ratios. As a result, our acquisition cost ratio can vary by product line by individual contract. However, most of our contracts have similar expected composite ratios (combined ratio before general and administrative expenses); therefore, contracts with higher initial loss ratio estimates have lower acquisition cost ratios and contracts with lower initial loss ratios have higher acquisition cost ratios. As a result, in the aggregate, we do not believe there are significant differences and results between product lines and most of our contracts have similar expected economic outcomes.
We manage our reinsurance business based on net expected underwriting margin and do not manage our reinsurance business based on the component parts of the composite ratio. We believe that the information previously provided does show that the product lines that we write generally have similar composite ratios. As previously noted and mentioned in comment 3, most of the contracts we write have features by which commissions can vary inversely with loss experience to some extent. The reserve disclosures in the notes to our consolidated financial statements, as well as the information in Management's Discussion and Analysis of Financial Condition and Results of Operations, highlight this and we have historically disclosed the details of the loss reserve development and any offsetting impact of acquisition costs to reflect the net underwriting income development on our contracts. This approach is consistent with how management monitors our underwriting portfolio performance and the most relevant way, we believe, to assess the net impact of reserve development on our underwriting results.
We underwrite and reserve on a contract by contract basis due to the unique characteristics of each of our contracts. We monitor and analyze performance at an individual contract level and do not aggregate contracts for setting reserves, analyzing results or projecting future cashflows. Typically, companies will aggregate information for reserving, analysis and reporting when there are sufficiently similar characteristics to warrant this approach. Nearly all of our contracts have unique loss expense characteristics, including contracts written within the same product line, and therefore our underwriting portfolio does not lend itself to product line or line of business aggregation for the purpose of reserving or other analysis. From our inception to June 30, 2017, we have written approximately 145 reinsurance contracts with an average premium size of approximately $19 million. As a result of the highly concentrated nature of the portfolio, disaggregation of data can result in data being skewed by large contracts which may not be consistent with other contracts within the defined group of contracts whether that group is defined by line of business, contract feature or by other distinguishable characteristic.

As requested, please find the details of losses incurred and paid loss information by line of business. Please note that this information excludes the retroactive reinsurance contracts (see comment 5):

Property

Cumulative loss and loss adjustment expenses incurred, net
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$10,917	$8,672	$9,376	$9,353	$9,413
2013	—	27,765	24,981	25,767	25,885
2014	—	—	40,258	40,922	41,335
2015	—	—	—	50,328	52,534
2016	—	—	—	—	45,415
Total					$174,582

Cumulative net losses and loss adjustment expenses paid
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$4,657	$8,381	$9,076	$9,186	$9,352
2013	—	14,635	22,229	24,023	25,169
2014	—	—	19,420	34,380	38,448
2015	—	—	—	22,706	43,381
2016	—	—	—	—	21,592
Total					$137,942

Property - Net reserves for loss and loss adjustment expenses, end of year					$36,640
Workers Compensation

Cumulative loss and loss adjustment expenses incurred, net
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$4,037	$4,535	$5,065	$5,596	$5,715
2013	—	27,449	28,616	33,364	33,449
2014	—	—	40,246	46,568	47,200
2015	—	—	—	35,749	37,138
2016	—	—	—	—	40,434
Total					$163,936

Cumulative net losses and loss adjustment expenses paid
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$93	$624	$3,016	$4,280	$4,969
2013	—	2,587	9,142	16,840	22,825
2014	—	—	4,073	15,947	24,280
2015	—	—	—	2,669	10,755
2016	—	—	—	—	3,985
Total					$66,814

Workers Compensation - Net reserves for loss and loss adjustment expenses, end of year					$97,122

Auto

Cumulative loss and loss adjustment expenses incurred, net
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$13,247	$12,264	$11,777	$11,534	$11,433
2013	—	20,830	19,990	19,472	19,338
2014	—	—	104,896	103,473	103,568
2015	—	—	—	82,677	88,705
2016	—	—	—	—	77,785
Total					$300,829

Cumulative net losses and loss adjustment expenses paid
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$5,619	$9,989	$11,387	$11,450	$11,382
2013	—	8,673	17,244	18,686	19,066
2014	—	—	45,766	97,651	101,626
2015	—	—	—	42,451	80,765
2016	—	—	—	—	38,059
Total					$250,898

Auto - Net reserves for loss and loss adjustment expenses, end of year					$49,931
General Liability

Cumulative loss and loss adjustment expenses incurred, net
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$—	$—	$—	$—	$—
2013	—	—	—	—	—
2014	—	—	5,480	7,519	7,316
2015	—	—	—	44,639	46,975
2016	—	—	—	—	56,617
Total					$110,908

Cumulative net losses and loss adjustment expenses paid
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$—	$—	$—	$—	$—
2013	—	—	—	—	—
2014	—	—	16	340	1,390
2015	—	—	—	310	3,612
2016	—	—	—	—	621
Total					$5,623

General Liability - Net reserves for loss and loss adjustment expenses, end of year					$105,285

Professional Liability

Cumulative loss and loss adjustment expenses incurred, net
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$—	$—	$—	$—	$—
2013	—	—	—	—	—
2014	—	—	—	—	—
2015	—	—	—	918	1,341
2016	—	—	—	—	6,465
Total					$7,806

Cumulative net losses and loss adjustment expenses paid
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$—	$—	$—	$—	$—
2013	—	—	—	—	—
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	—	—	—	—	—
Total					$—

Professional Liability - Net reserves for loss and loss adjustment expenses, end of year					$7,806
Agriculture

Cumulative loss and loss adjustment expenses incurred, net
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$52,105	$49,942	$50,055	$50,055	$50,067
2013	—	2,308	24,274	23,450	23,134
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	—	—	—	—	—
Total					$73,201

Cumulative net losses and loss adjustment expenses paid
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$2,666	$48,455	$50,024	$50,025	$50,067
2013	—	—	22,232	23,138	23,134
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	—	—	—	—	—
Total					$73,201

Agriculture - Net reserves for loss and loss adjustment expenses, end of year					$—

Credit & Financial Lines

Cumulative loss and loss adjustment expenses incurred, net
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$—	$—	$—	$—	$—
2013	—	363	408	113	107
2014	—	—	5,845	2,633	2,407
2015	—	—	—	5,224	5,020
2016	—	—	—	—	10,710
Total					$18,244

Cumulative net losses and loss adjustment expenses paid
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$—	$—	$—	$—	$—
2013	—	—	11	66	74
2014	—	—	42	784	1,038
2015	—	—	—	402	1,128
2016	—	—	—	—	1,013
Total					$3,253

Credit & Financial Lines - Net reserves for loss and loss adjustment expenses, end of year					$14,991
Multi-line

Cumulative loss and loss adjustment expenses incurred, net
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$—	$—	$—	$—	$—
2013	—	23,282	4,272	4,564	4,563
2014	—	—	41,188	34,255	37,390
2015	—	—	—	84,938	98,051
2016	—	—	—	—	129,299
Total					$269,303

Cumulative net losses and loss adjustment expenses paid
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$—	$—	$—	$—	$—
2013	—	—	1,243	4,563	4,563
2014	—	—	1,245	14,148	19,197
2015	—	—	—	30,127	57,292
2016	—	—	—	—	38,376
Total					$119,428

Multi-line - Net reserves for loss and loss adjustment expenses, end of year					$149,875
Although the information presented above shows that there are different loss payout patterns between product lines, it also shows that there are different loss payout patterns within product lines between contracts written between calendar years. As noted above, we write a small number of contracts which may have different loss payout patterns, even within the same product line. As a result, the historical reserve information can be impacted by large individual contracts and mix of reserves from these individual contracts and are not consistent or necessarily representative of future loss payout trends that can be expected. We believe that this level of disaggregation would not provide users of the financial statements with better information to facilitate their analysis of the amount, timing and uncertainty of cashflows arising from our reinsurance contracts. Furthermore, this data captures only the loss reserve information and due to contractual features and other terms of the reinsurance contracts that we write, there may be premium or acquisition cost movements associated with changes in loss reserves that can impact the overall amount, timing and uncertainty of cashflows. As a result, we continue to believe that disaggregation by product line or any other contract characteristic within our disclosures would result in the inclusion of a large amount of insignificant detail and would not provide useful information to users of the financial statements.
5.    We note your response to our prior comment 6, including your concerns that the strict application of ASC 944-40-50-4B and 4D on a literal accident year basis would be confusing to your investors and may be impractical.
•Please more fully explain how you determined that it was altogether impracticable to make reliable and meaningful estimates to allocate these reserves to an accident year basis. As part of your response, please explain how the information you receive related to your retroactive reinsurance contracts differs from that used to convert underwriting year data to accident year as disclosed for your other reinsurance contracts.
•It would appear that providing the required information on accident year basis along with the background context to readers about the nature of retroactive contracts would provide meaningful disclosure that is less confusing than to include prior accident year amounts in a different year. Refer to ASC 944-40-50-4H which states “An insurance entity shall aggregate or disaggregate the disclosures in paragraphs 944-40-50-4B through 50-4G and 944-40-50-5 so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics.” Tell us how you considered whether breaking the retroactive policies out in separate loss tables would be more transparent than aggregating with the accurate accident loss year information for all your policies that are not retroactive. It would appear that disaggregation of your retroactive policies may be necessary, regardless of whether you are able to properly estimate the amounts to the actual accident year for purposes of the loss tables, given the contextual narrative disclosure you indicate would be necessary to make this information not confusing.
In addition to the information in our previous response regarding the practicability of allocating losses to accident years for retroactive reinsurance contracts prior to the inception date, we would also note that for prospective reinsurance contracts, we will typically be able to make reasonable assumptions of earned premium as of each reporting date which is the primary data used to allocate loss information to accident year. In some cases, the client provides us with their estimate of the earnings patterns. For the types of contracts that we write, earned premium is a reasonable basis for allocating losses incurred to accident years. We assume a constant loss ratio through the exposure period and can differentiate loss ratio assumptions by accident period based on knowledge of underlying rate change activity, loss trends or specific losses. For retroactive contracts, we typically do not have historical earned premium patterns or another basis for establishing the calendar year earned premium to use this as an allocation basis. Furthermore, allocations for prospective contracts typically involve allocation of losses to one or two accident years depending on the coverage period whereas a retroactive contract can cover losses related to many accident years which diminishes the reasonableness and reliability of any estimate. In the absence of having this data that would typically be used as an allocation basis, we would need to make significant and unreliable assumptions regarding the accident year allocations of losses. We believe that it is not practicable to make these assumptions with the level of accuracy that is necessary for financial reporting purposes.
In addition to the practicability considerations, each of the five retroactive reinsurance contracts that we had written through December 31, 2016 has a different expected loss payout pattern based on the underlying insurance exposures as well as our attachment point and the structure of the contract. As a result, we believe that allocation to accident years before the inception of the contract would not be meaningful and could result in misleading detail that would not be representative of the runoff of the current reserves. We continue to believe that presenting losses in the year of inception for retroactive contracts better reflects our exposure to loss under the contract and is more consistent with management's approach to analyzing the loss development for these contracts.

In further consideration of the requirements of ASC 944-40-50-4H, we would propose that in future filings that we would disaggregate the loss information for prospective and retroactive reinsurance contracts but, that the loss information for retroactive contracts continue to be presented in the year of inception. The following is an example of what the proposed additional disclosure would have looked like as of December 31, 2016:
Property and Casualty Reinsurance - Prospective reinsurance contracts
The following tables present the Company’s total loss and loss adjustment expenses incurred, net and net loss and loss adjustment expenses paid by accident year for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 for all of the Company's prospective reinsurance contracts:

Loss and loss adjustment expenses incurred, net
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$80,306	$75,413	$76,273	$76,538	$76,628
2013	—	101,997	102,541	106,730	106,476
2014	—	—	237,913	235,369	239,216
2015	—	—	—	304,476	329,764
2016	—	—	—	—	366,725
Total					$1,118,809

Cumulative net losses and loss adjustment expenses paid
Accident year	2012	2013	2014	2015	2016
	($ in thousands)
2012	$13,035	$67,449	$73,503	$74,941	$75,770
2013	—	25,895	72,101	87,316	94,831
2014	—	—	70,562	163,250	185,979
2015	—	—	—	98,665	196,933
2016	—	—	—	—	103,646
Total					$657,159

Property and Casualty Reinsurance - Prospective Reinsurance Contracts - Net reserves for loss and loss adjustment expenses, end of year					$461,650
Property and Casualty Reinsurance - Retroactive Reinsurance Contracts
The Company writes reinsurance contracts that provide protection against adverse development on loss reserves exposed to multiple accident years where we provide an incremental amount of additional coverage limit. The Company is not typically provided with sufficient data to present the loss and loss adjustment expenses incurred, net and net loss and loss adjustment expenses paid by accident year. In some cases, we have since commuted the exposure and do not have a means to collect the data. As a result, the loss reserve information is presented in the tables in the accident year that the contract incepted. The Company has retroactive exposure in other prospective reinsurance contracts which are not included in the tables below. These contracts are typically part of prospective reinsurance contracts with a small portion of retroactive exposure resulting from the delay between when the contract was bound and when it incepted.

The following tables present the Company’s total loss and loss adjustment expenses incurred, net and net loss and loss adjustment expenses paid by accident years for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 for all of the Company's retroactive reinsurance contracts:

Loss and loss adjustment expenses incurred, net
Accident year that the contract incepted	2012	2013	2014	2015	2016
	($ in thousands)
2012	$—	$—	$—	$—	$—
2013	—	42,511	37,582	37,582	37,582
2014	—	—	46,551	40,253	35,694
2015	—	—	—	92,159	92,159
2016	—	—	—	—	—
Total					$165,435

Cumulative net losses and loss adjustment expenses paid
Accident year that the contract incepted	2012	2013	2014	2015	2016
	($ in thousands)
2012	$—	$—	$—	$—	$—
2013	—	1,633	10,464	22,173	23,898
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	—	—	—	—	—
Total					$23,898

Retroactive reinsurance contracts - Net reserves for loss and loss adjustment expenses, end of year					$141,537
Reconciliation
The following table provides a reconciliation of the Company's loss and loss expense reserves as of December 31, 2016 ($ in thousands):

Property and Casualty Reinsurance - Prospective reinsurance contracts - Net reserves for loss and loss adjustment expenses, end of year	$461,650
Property and Casualty Reinsurance - Retroactive reinsurance contracts - Net reserves for loss and loss adjustment expenses, end of year	141,537
Deferred gains on retroactive reinsurance contracts	1,941
Loss and loss adjustment expenses recoverable, end of year	1
Gross reserve for loss and loss adjustment expenses, end of year	$605,129

9. Management, performance and founders fees, page F-37
6.     Refer to your response to our prior comment 1. Please revise your presentation of management and performance fees here and your presentation of Net investment income (loss) in note 12 on page F-39 in future periodic reports to include the information you provided in your response.
We note your comment and will include presentation of the management and performance fees to a related party as a separate line item on the face of the income statement in future filings. In addition, we will include the breakdown of net investment income as per our previous response in the footnotes in future filings.

If you have any questions regarding this letter, please do not hesitate to call me at +441-542-3309.
Sincerely,
/s/ Christopher S. Coleman
Christopher S. Coleman
Chief Financial Officer
cc:    Craig Redcliffe
Ernst & Young Ltd.
Steven J. Slutzky, Esq.
Debevoise & Plimpton LLP
John R. Berger
Chairman of the Board
J. Robert Bredahl
President and Chief Executive Officer
Yan Leclerc
Chief Accounting Officer
Janice R. Weidenborner
EVP, Group General Counsel and Secretary